Allen Hakakzadeh

Associate Counsel

Direct Line: (818) 564-5243

E-mail: allen.hakakzadeh@aig.com

Via EDGAR and Electronic Mail

September 24, 2020

Mr. Mark Cowan

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Variable Separate Account ("Registrant")

American General Life Insurance Company ("Depositor")

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 23 and Amendment No. 23 on Form N-4

File Numbers: 333-185762 and 811-03859

Dear Mr. Cowan:

Thank you for your comments on September 16, 2020 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

Rate Sheet Supplement

1.Comment – Please include the Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage in the table headings

Response – We have revised the table headings as follows:

POLARIS INCOME MAX

Income Credit Percentage

The Income Credit Percentage is 5.25% (as a percentage of the Income Credit Base).

Maximum Annual Withdrawal Percentage and Protected Income Percentage Table

The first percentage represents the Maximum Annual Withdrawal Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) and the second percentage represents the Protected Income Payment Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) for each of the options shown:

Number of Covered Persons and Age of	Polaris Income Max		Polaris Income Max		Polaris Income Max
Covered Person(s) on the Activation Date(1)	Income Option 1		Income Option 2		Income Option 3
	Maximum	Protected	Maximum	Protected	Maximum	Protected
	Annual	Payment	Annual	Payment	Annual	Payment
	Withdrawal	Income	Withdrawal	Income	Withdrawal	Income
	Percentage	Percentage	Percentage	Percentage	Percentage	Percentage
One Covered Person (Age 50 - 59)	3.75%	3.00%(2)	4.00%	3.00%(2)	3.00%	3.00%
One Covered Person (Age 60 - 64)	4.75%	3.00%(2)	5.00%	3.00%(2)	3.50%	3.50%
One Covered Person (Age 65 - 71)	6.25%	4.00%	7.50%	3.00%	5.00%	5.00%

One Covered Person (Age 72 and Older)	6.75%	4.00%	8.00%	3.00%	5.25%	5.25%

Two Covered Persons (Age 50 - 59)	3.25% /	3.00%(3)	3.50%	3.00%(3)	2.75%	2.75%
Two Covered Persons (Age 60 - 64)	4.25%	3.00%(3)	4.50%	3.00%(3)	3.25%	3.25%
Two Covered Persons (Age 65 - 71)	5.75%	4.00%	7.00%	3.00%	4.50%	4.50%

Two Covered Persons (Age 72 and Older)	6.25%	4.00%	7.50%	3.00%	4.75%	4.75%

(1)If there are Two Covered Persons, the age on the Activation Date is based on the age of the younger of the Two Covered Persons.

(2)If One Covered Person is elected, the Protected Income Payment Percentage is 4.00% if the Income Base is increased to a new

Higher Anniversary Value on or after the Covered Person's 65th birthday.

(3)If Two Covered Persons are elected, the Protected Income Payment Percentage is 4.00% if the Income Base is increased to a new

Higher Anniversary Value on or after the younger Covered Person's 65th birthday.

POLARIS INCOME PLUS DAILY FLEX

Maximum Annual Withdrawal Percentage and Protected Income Percentage Table

The first percentage represents the Maximum Annual Withdrawal Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) and the second percentage represents the Protected Income Payment Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) for each of the options shown:

Number of Covered Persons	Polaris		Polaris		Polaris
and Age of Covered Person(s)	Income Plus Daily Flex		Income Plus Daily Flex		Income Plus Daily Flex
on the Activation Date(1)	Income Option 1		Income Option 2		Income Option 3
	Maximum	Protected	Maximum	Protected	Maximum	Protected
	Annual	Income	Annual	Income	Annual	Income
	Withdrawal	Payment	Withdrawal	Payment	Withdrawal	Payment
	Percentage	Percentage	Percentage	Percentage	Percentage	Percentage
One Covered Person (Age 45 -	3.25%	2.75%(2)	3.25%	2.75%(2)	2.50%	2.50%
59)

One Covered Person (Age 60 -	4.25%	2.75%(2)	4.25%	2.75%(2)	3.00%	3.00%
64)

One Covered Person (Age 65 -	6.00%	4.00%	7.00%	3.00%	4.75%	4.75%
71)

One Covered Person (Age 72	6.50%	4.00%	7.50%	3.00%	5.00%	5.00%
and Older)

Two Covered Persons (Age 45	2.75%	2.75%(3)	2.75%	2.75%(3)	2.25%	2.25%
- 59)

Two Covered Persons (Age 60	3.75%	2.75%(3)	3.75%	2.75%(3)	2.75%	2.75%
- 64)

Two Covered Persons (Age 65	5.50%	4.00%	6.50%	3.00%	4.25%	4.25%
- 71)

Two Covered Persons (Age 72	6.00%	4.00%	7.00%	3.00%	4.50%	4.50%
and Older)

(1)If there are Two Covered Persons, the age on the Activation Date is based on the age of the younger of the Two Covered Persons.

(2)If One Covered Person is elected, the Protected Income Payment Percentage is 4.00% if the Income Base is increased to a Step-Up

Value on or after the Covered Person's 65th birthday.

(3)If Two Covered Persons are elected, the Protected Income Payment Percentage is 4.00% if the Income Base is increased to a Step-

Up Value on or after the younger Covered Person's 65th birthday.

2.Comment – Please include the following sentence required by Accounting and Disclosure Information 2018-05: "The percentages listed in this Rate Sheet Prospectus Supplement can be superseded at any time."

Response – We have added the sentence to the Rate Sheet Prospectus Supplement.

We plan to file the 485(b) Post-Effective Amendments with appropriate financial statements and Auditor's consent on or about October 9, 2020. The (b)(1)(vii) Letters we had previously provided will commit to incorporate the modifications in the Amendments, and any applicable Staff comments. We also plan to file a 485BXT Post-Effective Amendment on September 25, 2020 to extend the effective date of the 485(b) filing to October 13, 2020.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh